

At Sera Swimwear, we deliver luxurious, expertly crafted swim and resort wear exclusively for plus-size women, combining premium design with an exceptional digital shopping experience. Our vision is to revolutionize the swimwear and ready-to-wear shopping experience for plus-sized women with a blend of elegance, expertise and innovation. We'er here to lead the industry at the intersection of resort, lifestyle and experiential retail with a focus on environmental responsibility.

Sara Simmons, Founder | sara@courbessera.com | seraswimwear.com



INVEST IN **SERA SWIMWEAR**

Luxurious, expertly crafted swim and resort wear exclusively for plus-size women

seraswimwear.com   Tampa, FL        Female Founder   Consumer Goods   Retail   Fashion

Highlights

1 Only 10% of the swimsuit inventory is plus size, even though 72% of women are size 12 or larger.

2 Digital Disruption of the $4.8B Plus Size Swim (est 2025 CAGR)

| 3 | Revolutionizing the Swimwear Shopping Experience: Swimwear Meets Tech Innovation |

| 4 | Innovative Construction Provides Comfort and Compression, Without "Squeezing" on/off |

| 5 | Expert Team with over 50+ Years of Combined Expertise Across Swim, Fashion, Lifestyle and Tech |

| 6 | Sustainability focused from material, manufacturer and warehouse to packaging, shipping and charity |

Featured Investor



Henry Dera in

Invested **$7,500** ⓘ

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Syndicate Lead

.

"I am excited to support Sera Swimwear, a luxury brand founded by the visionary Sara Simmons, set to transform the $4B+ plus-size swimwear market. Sera Swimwear is not just a brand—it's a sophisticated, expertly crafted luxury swimwear and resort wear collection for plus-size women. Combining premium design with a seamless digital shopping experience, the brand delivers elegance and innovation to an underserved market. Sara's vision to disrupt the industry is both timely and compelling, as she revolutionizes the shopping experience for plus-size women, blending style, body positivity, and inclusivity. Sera Swimwear goes beyond fashion by offering a complete lifestyle experience that empowers its customers. The company's commitment to environmental responsibility further strengthens its position as a forward-thinking, ethical brand. With Sara's leadership and the brand's focus on luxury, sustainability, and inclusivity, I am confident in Sera Swimwear's potential to lead the market. I'm proud to invest in this exceptional company and look forward to its continued growth and impact."

Our Team



Sara Simmons Founder + CEO

A dynamic entrepreneur and seasoned executive passionate about growing innovative startups. With a BFA in Fashion Design and an MBA from Regent's University London, she blends creativity with strategic insight to redefine the plus-sized market.



Lane Timian CBO + CCO

Over 15 years building, launching and scaling globally recognized brands across swim, fashion and tech. Notable swim and fashion experience includes Vitamin A Swimwear, Rebecca Minkoff Swimwear, Kate Spade New York and Coach.



Suzy Wakefield Head of Design and Innovation

Over 2 decades of experience in lingerie and apparel design for world-class brands such as Victoria's Secret, and Komar, and a leading expert on concept creation, design, and product development as well as a seasoned mentor for start-up founders.



Delrose Taylor Head of Production

Over 2 decades with fortune 500 companies such as L Brands, PVH and most recently Yitty, Del leverages her experience across Product Development, Sourcing and Production, with extensive experience in intimate apparel, cut and sew knits and sportswear.



Erin Cavanaugh Advisor

Erin Cavanaugh is a former Nike and Nordstrom leader who drove growth through consumer insight and product innovation. As founder of See ROSE Go, she holds a U.S. patent and achieved a 75% customer loyalty rate with award-winning, high-margin products.

Luxury Swimwear Brand Disrupting the $4B+ Plus Size Swimwear Market

At Sera Swimwear, we deliver luxurious, expertly crafted swim and resort wear exclusively for plus-size women, combining premium design with an exceptional digital shopping experience. Our vision is to revolutionize the swimwear and ready-to-wear shopping experience for plus-size women with a blend of elegance, expertise and innovation. We're here to lead the industry at the intersection of resort, lifestyle and experiential retail, with a focus on environmental responsibility.

PROBLEM

- **Only 10% of the swimsuit inventory is plus size even though 72% of women are a size 12 or larger.**

- **Of those 10% options... the experience to purchase is that of a second rate consumer and the options are LIMITED.**

- **The Inclusivity movement is NOT inclusive enough.**



Scantily Clad

The body positivity movement is empowering for some, however, most women prefer their swimwear to be more conservative. Women do not want to be exposed, their fupa hanging out, and want support of their ahem, assets.



Size Inclusivity

The new marketing buzzword is "inclusivity" however many swim brands are translating that to trying to be everything with sizes ranging from 00-30+ ultimately not being right for anyone and leaving a majority of consumers disappointed.



Distressing

Of the 10% of swimsuit inventory that IS plus size, many of the brands and options are not meeting the mark-they are too constricting, overly padded, and not trend forward (aka granny prints) and are frankly, uncomfortable to wear, let alone get on or off.





SOLUTION

- We are *Exclusively* Plus-Size. Catering to customers who have traditionally been forgotten.

- **Premium Product & Design** with innovative Construction & Easy On/Off Fits

- **Experience Based Shopping:** Disrupting the digital shopping experience with live stream shopping, virtual fitting rooms, experiential pop-ups and so much more.



Product & Design

Our key attributes are using premium prints, designs, and finishes with our first-to-market proprietary inner construction and easy on/off (TM) fits.



Exclusively Plus

We are the experts in plus size swimwear offering an expanded size range from 12-30. We are unapologetically, exclusively plus size, inviting consumers who have been traditionally forgotten.



Unique Shopping Experience

We are disrupting the plus size digital shopping experience with video reel home-shopping like experience, proactively addressing a high return market.

MARKET VALIDATION

Demand for inclusivity in the fashion industry is at an all-time high, with the plus-sized segment alone expected to grow by over 5% annually. Yet, within the swimwear category, options remain limited and the shopping experience is underwhelming for plus-sized consumers seeking fashion-forward, high-quality swim and resort wear. Enter Sera Swimwear, designed to address this underserved market with innovative tech-driven construction that doesn't just fit, but enhances comfort and confidence. Sera Swimwear is poised to capture a sizable share of this expanding market.



Market Validation:

The **plus size market continues to grow** exponentially reaching over $1T by 2032.

72%	$4.8B	$21B	$1.04T
WOMEN WEAR SIZE 12 OR LARGER	PLUS SIZE SWIM CAGR 7.5% BY 2025	LUXURY SWIM CAGR 6% BY 2027	PLUS SIZE APPAREL BY 2032

COMPETITIVE ANALYSIS

Most swimwear brands overlook or inadequately serve the plus-sized consumer. Competitors often rely on outdated designs and materials that fall short on comfort and style while offering an "inclusive size range" of XS-2X. This not only leaves 3X+ without a solution that works for them, it also proves too broad to truly serve any of their customers with a perfect fit.

Sera Swimwear breaks the mold with innovative innovative construction and a digital-first approach, redefining fit and style for the modern, body-positive woman. By placing emphasis on exclusively plus sizing of 12-30, high-quality materials, and cutting-edge design, Sera Swimwear distinguishes itself from conventional brands and appeals to an increasingly savvy consumer base that values aesthetics, comfort and community.

Sera Swimwear vs The Competition

	SERA *SwimWEAR*	MARINA RINALDI	KARLA COLLETTO	ERES
EXPANDED SIZE RANGE	✓			
COMFORTABLE COMPRESSION THROUGH THE TORSO	✓	✓	✓	✓
PREMIUM FABRICS	✓	✓	✓	✓
EASYON TECHNOLOGY	✓	✓	✓	✓
CONSERVATIVE NECK/LEG CUT	✓	✓		
PROPRIETARY INNER CONSTRUCTION	✓			

BUSINESS MODEL | HOW WE WIN

- EXPERIENCE BASED

- Pop-Ups with specialty retailers

- Special Events - Keeping premium resort/boutique experience

- DIGITAL DISRUPTION

- Leveraging Live-Shopping Platforms like QVC, HSN, TikTok Shop/Live, Amazon Live, Facebook Live along with integrated live-shopping features and virtual fitting rooms on our DTC

- COMMUNITY BUILT

- Built Exclusively for the underserved...we pour into our community and put our consumers at the center of our brand.

- From IRL community events, to charitable give-back partners and loyalty programs, our products do more than just make you feel good, our brand makes a difference.

Market Adoption:

DTC brand through performance and brand marketing optimizing omnichannels and through strategic brand partnerships.

DTC e-Commerce   Permeate Existing   Omnichannel

DTC e-Commerce



SERA SWIMWEAR

Permeate Existing New Audiences



Saks Fifth Avenue

Neiman Marcus

Q QVC

NET-A-PORTER

Dia | SHOP

Omnichannel Marketing



Market InterSection:

We are at the intersection of beauty, fashion, travel, resort, sustainability and environmentally conscious focused on the plus size consumer.



SUSTAINABILITY AND ENVIRONMENTALLY CONSCIOUS

PLUS SIZE WOMEN

BEAUTY, FASHION, & EXPERIMENTAL RETAIL

TRAVEL, RESORT, & LIFESTYLE

REVENUE PROJECTIONS

With a foundation of strong initial sales and a targeted expansion strategy, Sera Swimwear is projected to grow revenue by 200-300% year-over-year. By capitalizing on our digital disruption, experience-driven community building and our consumer centric channels, we anticipate YoY growth, with 2026 launch year projected revenues starting at $500K, quickly growing 200%+ into 2027 and beyond. These figures reflect both our ability to capture new market share and our proven appeal to a loyal customer base looking for quality and innovation in swimwear.

Financials & Future Growth

EXPAND PRODUCT & CATEGORIES

INCREASE AOV THROUGH LIVESTREAM & POP UP EVENTS

PAID ACQUISITION, TOP AND BOTTOM FUNNEL GROWTH MARKETING AND OMNICHANNEL MARKETING


9M
4M
2M
0
$8.1M
$2.65M
$700K
2026
2027
2028

Future Projections are not guaranteed.

PRODUCT

- Innovative Compression Construction

- Crafted with the plus-size consumer at the heart, our design-first approach prioritizes style without compromise. Using a innovative compression construction, we deliver the perfect balance of comfort, shape, and confidence in every piece.

- Easy ON/OFF

- We know traditional compression swim and shape wear can be uncomfortable to shimmy in and out of. Thats why we designed our suits with just the right amount of compression, strategically placed, to make getting in and out of your suit a breeze.

- Luxury Eco Fabric

- Our suits are made using the "Gold Standard" in Italian swim fabric. Sustainably sourced, using **Econyl**® regenerated nylon thread and power mesh with adaptive technology.



UPDATED
RESORT
DESIGNS

































UPDATED SWIM DESIGNS

Sonia

Jasmine

Margot

UPDATED SWIM DESIGNS

Lola

Devon

UPDATED RESORT DESIGNS































Mavis

Betsy

NEW RESORT DESIGNS

Vivienne

Deirdre
Split side

Nola

Confidential & Proprietary

COLOR

Planet 0191 | Cile 2165 | Supernatural 50019 | Anguria 4259

Riva 60203 | Nero 9040


Army 70060


Dattero 8165


Seppia 8101

Cosmopolitan 4209



TIMELINE

Timeline & Traction:

Sera Swimwear has been building a strong foundation over the last year. We are poised to launch Q1 2026.



Q4 2023

Completed First Collection

Completed technical designs

Determined size chart

Q2 2024

Hired Production Consultant

Hired Production Sourcing Specialist

Locked in brand strategy, pillars, and target consumer

Q4 2024

Finalize Factory Negotiations

Tour factories

Build o GTM plan

File TM

Q1 2025

Begin Production and Fit

Complete first round of samples and fit testing

Launch on TikTok and Instagram

Build social medial and email waitlist

USE OF FUNDS

Funds raised through this campaign will directly support Sera Swimwear's next phase of growth, with allocations aimed at developing our initial product range, scaling marketing efforts, and enhancing our connection with the community.

Specifically, 60% of funds will go toward our global go-to-market launch, increasing brand awareness and enabling us to develop consumer connections, and 40% will be used to develop our initial collection, supporting our goal of setting the new standard in truly inclusive swimwear.



The Ask

$500,000

Seeking 500k in funds to complete the development of our product, marketing, expenses, packaging, and shipping.

$200K
MATERIALS & PRODUCTION

$225K
MARKETING

$50K
PACKAGING

$25K
S&H

Join Sera Swimwear and support women at their most vulnerable - in a swimsuit.

7.9% of funds are due to be paid to Wefunder.

LED BY A TEAM OF EXPERTS

We've stacked our team with industry veterans across swimwear, intimates, fashion, DTC and hyper-growth startups and continue to build our board of advisors ensuring expertise at every step.

The Team:

We have a diverse team of women with **deep industry knowledge** across globally recognized brands.



SARA SIMMONS
Founder & CEO



LANE TIMIAN
Brand, Marketing &
Commercialization Strategist



SUZY WAKEFIELD
Design & Innovation
Advisor



DELROSE TAYLOR
Production & Sourcing
Advisor



ERIN CAVANAUGH
Advisor

50 years of experince in global startup and fortune 500 companies

Deep knowledge in swim and apparel design, development, global production, brand and communication

SERA SWIMWEAR   LANE BRYANT   CHIEF   ▣ BEATSTARS   *NIKE*

NORDSTROM   REBECCA MINKOFF   Vitamin A   VICTORIA'S SECRET   ◆ FOURKITES